Filed by MB Financial, Inc.
Commission File No. 0-24566-01
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934
Subject Company: First Oak Brook Bancshares, Inc.
Commission File No: 0-14468

Set forth below are presentation materials for the conference call/webcast held by MB Financial, Inc. and First Oak Brook Bancshares, Inc., on May 2, 2006.

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Transaction Rationale and Overview of First Oak Brook Bancshares

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2005 branch de novo deposit experience:

Deposits ($ mm)
70
60
50
40
30
20
10
0
Branch opened in March '05
$28.1
$52.4
$61.8
$66.6
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Darien
Branch opened in Oct. '05
$49.0
$58.2
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Northbrook
Branch opened in Oct. '05
$22.7
$28.6
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Glencoe
Branch opened in Oct. '05
$16.6
$20.5
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Wheaton

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NPLs / Loans
0.02%
0.40%
FOBB
Chicago Peers*

Reserves / NPLs
27.3x
2.2x
FOBB
Chicago Peers*

Provisions / Charge-offs
125%
100%
FOBB
Chicago Peers*

NCOs / Average Loans
0.04%
0.11%
FOBB
Chicago Peers*

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Adds Scale in Attractive Chicago Marketplace

Kane
DuPage
Cook
Kendall
Will
Lake
MB Financial
First Oak Brook
PALATINE
HOFFMAN ESTATES
SCHAUMBURG
EVANSTON
CICERO
OAK LAWN
ORLAND PARK
TINLEY PARK
JOLIET
NAPERVILLE
AURORA
ELGIN
GARY

Source: SNL Financial. Data as of 30-Jun-2005.

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High Complementary Loan Composition ...

Loan Mix

MB Financial	First Oak Brook	Combined

7%
16%
31%
10%
37%
+
6%
9%
30%
22%
10%
13%
10%
=
2%
8%
8%
25%
14%
10%
33%

- Commercial
- Construction
- Other
- Commercial Real Estate
- Consumer
- Residential Real Estate
- Indirect Vehicle

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… With the Ability to Increase Leverage

Deposit Mix

MB Financial	First Oak Brook	Combined

15%
26%
25%
33%
+
14%
27%
26%
33%
=
15%
27%
25%
33%
Non-Interest Bearing
NOW, MMDA & Savings
Retail Time
Jumbo Time

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[GRAPHIC]	[GRAPHIC]
mb financial	and	FIRST OAK BROOK BANCSHARES

Creating the Leading Chicagoland Franchise

May 2, 2006

Forward Looking Statements

When used in this presentation and in filings with the Securities and Exchange Commission, in other press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believe,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “plans,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial items. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.

Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (1) expected cost savings and synergies from the MB Financial-First Oak Brook merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; (2) the requisite stockholder and regulatory approvals for the MB Financial-First Oak Brook merger might not be obtained; (3) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; (4) competitive pressures among depository institutions; (5) interest rate movements and their impact on customer behavior and net interest margin; (6) the impact of repricing and competitors' pricing initiatives on loan and deposit products; (7) the ability to adapt successfully to technological changes to meet customers' needs and developments in the market place; (8) MB Financial's ability to realize the residual values of its direct finance, leveraged and operating leases; (9) the ability to access cost-effective funding; (10) changes in financial markets; (11) changes in economic conditions in general and in the Chicago metropolitan area in particular; (12) the costs, effects and outcomes of litigation; (13) new legislation or regulatory changes, including but not limited to changes in federal and/or state tax laws or interpretations thereof by taxing authorities; (14) changes in accounting principles, policies or guidelines; (15) MB Financial’s deposit growth and deposit mix resulting from its new deposit gathering strategy may be less favorable than expected; (16) the impact of the guidance recently proposed by the federal banking regulators regarding concentrations in real estate lending; and (17) future acquisitions by MB Financial of other depository institutions or lines of business.

MB Financial does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information & Participants in this Transaction

Additional Information

MB Financial will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of MB Financial and First Oak Brook that also constitutes a prospectus of MB Financial, which will be sent to the stockholders of MB Financial and First Oak Brook. Investors and security holders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information. When filed, this document and other documents relating to the merger filed by MB Financial and First Oak Brook can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing MB Financial’s website at www.mbfinancial.com under the tab “Investor Relations” and then under “SEC Filings” or by accessing First Oak Brook’s website at www.firstoakbrook.com under the tab “SEC Filings.” Alternatively, these documents can be obtained free of charge from MB Financial upon written request to MB Financial, Inc., Secretary, 6111 North River Road, Rosemont, Illinois 60018 or by calling (847) 653-1992, or from First Oak Brook, upon written request to First Oak Brook Bancshares, Inc., Rosemarie Bouman, 1400 Sixteenth Street, Oak Brook, Illinois 60523 or by calling (630) 571-1050.

Participants in this Transaction

MB Financial, First Oak Brook and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information about these participants may be found in the definitive proxy statements filed with the SEC by MB Financial on March 29, 2006 and by First Oak Brook on April 7, 2006. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Transaction Rationale and Overview of First Oak Brook Bancshares

Transaction Rationale

Strategically Compelling

•   Provides MB Financial with core deposit funding for future commercial loan growth

–   First Oak Brook is one of Chicago’s premier deposit gatherers

–   Strong treasury management function generates significant commercial deposits

•   Enhances MB Financial’s branch presence in highly attractive Chicago marketplace

–   Entry / extension into attractive Western suburbs

–   Highly complementary to existing footprint

•   Significantly increases MB Financial’s scale

–   Top 10 presence in Chicago MSA

Financially Attractive	• GAAP and Cash EPS accretive • IRR in excess of 15% • Achievable, conservative cost savings assumptions • Low-risk transaction integration

Compelling Strategic Combination

MB Financial		First Oak Brook		Combined

• Asset generation capability – 18% annual commercial loan growth*	+	• Deposit gathering expertise – 14%+ annual core deposit growth*	=	• Strong earning asset growth supported by low cost core deposit funding

• Top 10 deposit market share in Cook County	+	• Top 5 deposit market share in DuPage County	=	• Top 10 Chicago MSA deposit market share

• Leasing, broker / dealer and wealth management businesses	+	• Treasury and wealth management and merchant processing businesses	=	• Enhanced scale and breadth in fee income

Unique and valuable Chicago banking franchise

*    Based on the 2003 – 2005 CAGR.

Overview of First Oak Brook Bancshares

•             Organized in 1983 and publicly traded since 1985

•             11th largest independent bank headquartered in Illinois

•             21 branches located in Chicago MSA with attractive demographics

–           17 in Western suburbs

–           3 in the North Shore

–           1 in downtown

•             Offers commercial and retail banking, treasury management, trust and investment management services

•             De novo branch expansion has led to strong deposit growth

•             Strong historical balance street growth:

'01 – '05 CAGR
Total Deposits	15.0%
Commercial Loans*	6.3
Total Loans	9.4

*    Includes commercial, construction and commercial mortgage

First Oak Brook is one of Chicago’s Premier Deposit Gatherers

	2001	2005	2006E	CAGR
Branches	13	21	23	12.7%
Deposits ($bn)	$1.1	$1.9	—	15.0
Deposits / Branch ($mm)	83	91	—	—

[LINE GRAPH]

First Oak Brook’s Loan Portfolio has Superior Credit Quality

NPLs / Loans	Reserves / NPLs
[LINE GRAPH]	[LINE GRAPH]
Provisions / Charge-offs	NCOs / Average Loans
[LINE GRAPH]	[LINE GRAPH]

Source: SNL Financial. Data as of 31-Mar-2006.

*    FOBB Chicago peers include First Midwest, MAF Bancorp, Wintrust, AMCORE, Midwest Banc, Taylor Capital and Old Second.

Franchise Overview

Adds Scale in Attractive Chicago Marketplace

[MAP]

•    Highly desirable and complementary branch network

•    #9 deposit market share in the Chicago MSA – 61 full-service branches

•    #3 and #10 deposit market share in DuPage and Cook Counties, respectively

–   Access to 80% of Chicago’s commercial middle-market companies

Source: SNL Financial. Data as of 30-Jun-2005.

High Complementary Loan Composition ...

Loan Mix
MB FInancial		First Oak Brook		Combined
[PIE CHART]	+	[PIE CHART]	=	[PIE CHART]

Total Loans:	$3.9	bn	$1.4	bn	$5.3	bn
Yield on Loans:	7.34%		5.95%		6.98%

Source: Company financials and SNL Financial. Data as of 31-Mar-2006.

… With the Ability to Increase Leverage

Deposit Mix
MB FInancial		First Oak Brook		Combined
[PIE CHART]	+	[PIE CHART]	=	[PIE CHART]

Total Deposits:	$4.4	bn	$1.9	bn	$6.3	bn
% Core Dep:	67%		67%		67%
Loans / Deposits:	88		72		83

[PIE CHART KEY]

Deposit Mix Source: Company financials and SNL Financial. Data as of 31-Mar-2006.

Transaction Summary and Financial Overview

Transaction Summary

Consideration Per Share:	$36.80 in value per First Oak Brook share*

Transaction Value:	$372mm

Consideration Mix:	80% stock / 20% cash

Form of Consideration:	Fixed number of MB Financial shares of approximately 8.4 million**
Fixed cash amount of approximately $74 million**

Stock / Cash Election:	Shareholders to elect between common stock or cash subject to proration

MB Financial Dividend:	Commitment to increase to $0.18/share quarterly (post-closing)

First Oak Brook Ownership:	23% (fully diluted)

Board Seats:	1 to Richard Rieser (First Oak Brook CEO)
1 to Charles Gries (First Oak Brook independent director)

Cost Savings:	$12.6mm (pre-tax)

GAAP EPS Accretion:
2007	2.2%
2008	4.0

Due Diligence:	Complete

Approvals:	Regulatory; First Oak Brook and MB Financial shareholders

Expected Closing:	4th Quarter 2006

*	Based on average MB Financial closing price during five-trading day period ended April 28, 2006.

**	Excludes common stock equivalents.

Multiples are In-Line with Precedents

	First Oak Brook				Comparable
	Transaction				Transactions
	Stated		Adjusted*		Median**
Value per FOBB Share	$36.80		$36.80

Share Price Premium	36.1%		36.1%		22.7%

Premium / Core Deposits***	18.7		19.2		21.1

Price as Multiple of:
2005A EPS	22.0	x	22.0	x	24.0	x
2006E EPS ****	30.4		18.5		17.3
2007E EPS ****	21.6		15.5		—
Tangible Book Value	2.8		2.9		3.0

*        Includes impact of estimated purchase accounting mark-to-market adjustments.

**      Midwest bank acquisitions valued at $250mm - $750mm since 1999.  Source:  SNL Financial.

***    Core deposits defined as total deposits less time deposits > $100,000.

**** Based on management EPS estimates for First Oak Brook.

Conservative Transaction Assumptions

Earnings:	- First Call EPS estimates for MB Financial - Management estimates for First Oak Brook

Synergies:	- $12.6mm pre-tax cost savings* - 80% phased-in in 2007 and 100% phased-in in 2008 - No revenue synergies incorporated into pro forma analysis

Identifiable Intangibles:	- CDI equal to 3.0% of First Oak Brook’s transaction accounts, amortized over 10 years on an accelerated basis

Restructuring Charge:	- $11.4mm (after-tax)

Transaction Financing:	- $50mm trust preferred financing (7.0% pre-tax cost) - Remainder financed with internal cash sources (5.0% pre-tax cost)

*    27% reduction of First Oak Brook’s 2005 operating non-interest expenses.

Pro Forma Earnings Impact
($ in millions)

	2007	2008
MB Financial Earnings*	$77	$85
First Oak Brook Earnings*	17	21

After-Tax Impacts:
Estimated Cost Savings	$6	$8
Financing Costs**	(3)	(3)
Transaction Adjustments***	5	4

Pro Forma GAAP Earnings	$102	$115
EPS Accretion	2.2%	4.0%

Pro Forma Cash Earnings****	$105	$118
EPS Accretion	4.6%	6.0%

*        Illustrative based on First Call earnings per share estimates for 2007 and assumed growth of 11% in 2008 for MB Financial and management estimates for First Oak Brook.

**      Includes the opportunity cost of restructuring reserve at a 5.0% pre-tax cost and transaction financing costs ($50mm of trust preferred at a 7.0% pre-tax cost and the remainder financed with internal sources at a 5.0% pre-tax cost).

***    Represents the impact of core deposit amortization and accretion/amortization of fair value adjustments under purchase accounting.

**** Excludes the impact of core deposit amortization under purchase accounting.

Potential Growth Opportunities

•    First Oak Brook’s liquidity to fund commercial loan growth

-    Increased funding at lower costs

-    Reduce MB Financial’s use of higher cost wholesale funding

•    Reconstitute First Oak Brook’s loan portfolio

Loans	First Oak Brook	MB Financial
Commercial RE	22%	37%
Commercial	9	31
Construction	10	16
Residential RE	10	10
Consumer	13	7
Other	6	—
Indirect Vehicle	30	—
Loan Portfolio Yield	5.95%	7.34%

•    Redeploy securities portfolio into higher yielding loans

-    First Oak Brook securities portfolio represents 36% of earning assets and yields 4.55%

No revenue synergies included in pro forma analysis.

Appendix: Supplemental Information

Estimated Cost Savings and Merger Related Costs

•    Transaction assumes 27% savings of First Oak Brook’s 2005 operating expense base

	Pre-tax Amount ($mm)
	Year 1	Year 2
Salaries and employee benefits	$6.3	$7.2
Occupancy and equipment	0.8	2.2
General, administrative and other	2.9	3.2
Total	$10.0	$12.6

•    Total merger-related costs of $16.7mm pre-tax

Pre-tax Amount ($mm)

Change-of-control payments	$6.0
Professional fees	4.8
Severance and benefit related	3.0
Other	2.9
Total	$16.7

[GRAPHIC]	[GRAPHIC]
mb financial	and	FIRST OAK BROOK BANCSHARES

Creating the Leading Chicagoland Franchise

May 2, 2006